EXHIBIT 12.1

UDR, Inc.
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
(Dollars in thousands)

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012
Income/(loss) from continuing operations	$5,354	$(23,123)	$5,045	$(21,382)

Add (from continuing operations):
Interest on indebtedness (a)	30,803	41,542	61,784	76,287
Portion of rents representative of the interest factor	521	517	1,041	1,033
	$36,678	$18,936	$67,870	$55,938
Fixed charges and preferred stock dividends (from continuing operations):
Interest on indebtedness (a)	$30,803	$41,542	$61,784	$76,287
Capitalized interest	8,206	5,136	16,576	9,988
Portion of rents representative of the interest factor	521	517	1,041	1,033
Fixed charges	$39,530	$47,195	$79,401	$87,308

Add:
Preferred stock dividends	$931	$1,840	$1,862	$4,148
Premium on preferred stock redemptions, net	—	2,791	—	2,791
Combined fixed charges and preferred stock dividends	$40,461	$51,826	$81,263	$94,247

Ratio of earnings to fixed charges	—	—	—	—
Ratio of earnings to combined fixed charges and preferred stock dividends	—	—	—	—
For the three months ended June 30, 2013, the ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preferred stock dividends were deficient of 1:1 ratio by $2.9 million and $3.8 million, respectively.
For the six months ended June 30, 2013, the ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preferred stock dividends were deficient of 1:1 ratio by $11.5 million and $13.4 million, respectively.
For the three months ended June 30, 2012, the ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preferred stock dividends were deficient of 1:1 ratio by $28.3 million and $32.9 million, respectively.
For the six months ended June 30, 2012, the ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preferred stock dividends were deficient of 1:1 ratio by $31.4 million and $38.3 million, respectively.

(a)	Interest on indebtedness for the three and six months ended June 30, 2012 is presented gross of the (charge)/benefit for early debt extinguishment of $(4.1) million and $285,000, respectively.